EXHIBIT 13.3




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment date on February 15, 2001

                           CRUSADE MANAGEMENT LIMITED
               as manager of the Crusade Global Trust No.1 of 1999
             (Exact name of Registrant as specified in its Charter)

                  Level 11, 55 Market Street, Sydney, NSW 2000,
                    Australia (Address of principal executive
                                    officers)

         Indicate by check mark whether the registrant files or will file annual reports undercover Form 20-F or Form 40-F.

                        Form 20-F [X]         Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]               No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

OTHER EVENTS

         On the Quarterly Payment Date falling on February 15, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

(c)      Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No.1 of 1999, by the undersigned, thereunto duly authorised.


                                          Crusade Management Limited,
                                             as Trust Manager for the
                                             Crusade Global Trust No.1 of 1999,
                                             ----------------------------------
                                             (Registrant)



Dated:  March,   , 2001                   By:    /S/ Roger Desmarchelier
                                            ------------------------------------
                                            Name:  Roger Desmarchelier
                                            Title: Executive Manager

EXHIBIT INDEX


Exhibit      Description
-------      ------------

  99.1       The Noteholders Report for the Quarterly Payment Date on
             February 15, 2001.

[CRUSADE TRUST
     LOGO]
                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                      Coupon Period Ending 15 February 2001


NOTES
                        ------------------------------------------------------------------------------------------------------
                        FV Outstanding (USD)  Bond Factor   Coupon Rate   Coupon Payments  Principal Payments   Charge Offs
                                                                               (USD)               (USD)            (AUD)
                        ------------------------------------------------------------------------------------------------------
Class A1 Notes          0.00                  0.000000%     0.00000%      0.00             0.00                 0.00
Class A2 Notes          518,392,408.50        91.105871%    7.08938%      10,273,103.11    48,640,239.24        0.00
Class A3 Notes          125,000,000.00        100.000000%   7.17938%      2,293,413.06     0.00                 0.00


                                                                      15-Feb-01
POOL SUMMARY                                                             AUD

Outstanding Balance - Variable Rate Housing Loans                749,654,049.51
Outstanding Balance - Fixed Rate Loans                           252,957,469.18
Number of Loans                                                          11,393
Weighted Average Current LVR                                             57.38%
Average Loan Size                                                        88,002
Weighted Average Seasoning                                                44.67
Weighted Average Term to Maturity                                      242 mths


PRINCIPAL COLLECTIONS                                                    AUD

Scheduled Principal Payments                                       9,108,179.30
Unscheduled Principal Payments                                    72,808,285.35
Redraws                                                            6,854,367.05

Principal Collections                                             75,062,097.60


TOTAL AVAILABLE PRINCIPAL                                                AUD

Principal Collections                                             75,062,097.60
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         75,062,097.60

Principal Distributed                                             75,062,097.60
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                    AUD

Available Income                                                  22,928,304.63
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             22,928,304.63


REDRAW & LIQUIDITY FACILITIES                                            AUD

Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00


CPR

                                -----------------------------------------------
                                       Jan-01         Dec-00           Nov-00
                                -----------------------------------------------
                1 mth CPR              20.62%         23.00%           23.38%


ARREARS
                        % of pool (by number)
                        --------------------
31 - 59 days                   0.69%
60 - 89 days                   0.33%
90+ days                       0.10%
Defaults                         3
Losses                          Nil